

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2015

Gil Beyen
Chief Executive Officer
ERYTECH Pharma S.A.
Bâtiment Adénine, 60 Avenue Rockefeller
69008 Lyon France

> **Re: ERYTECH Pharma S.A.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 23, 2015**
> **CIK No. 0001624422**

Dear Mr. Beyen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis

Critical Accounting Polices and Estimates

Share-Based Compensation, page 64

1. We note your revised disclosure on page 109 in response to our prior comment 3. Please revise your disclosure on page 110 with respect to share warrants under the BSA 2014 and 2012 plans to state exercise prices are also fixed as of the date of implementation of the plans by the company's shareholders or its board of directors, rather than as of the date of grant.

You may contact Aamira Chaudhry at (202) 551-3389 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian Leaf
        Cooley LLP